On June 26, 2008, the Board of Directors of Realty Funds, Inc. announced that it has determined to liquidate the Company effective July 31, 2008. The Board's decision was taken after consultation with XShares Advisors LLC, the investment advisor to the Funds and through XShares Advisors, Adelante Shares LLC, the index provider for the funds.

The following Funds are affected:

Adelante Shares RE Composite Exchange-Traded Fund
Adelante Shares RE Classics Exchange-Traded Fund
Adelante Shares RE Growth Exchange-Traded Fund
Adelante Shares RE Kings Exchange-Traded Fund
Adelante Shares RE Shelter Exchange-Traded Fund
Adelante Shares RE Yield Plus Exchange-Traded Fund
Adelante Shares RE Value Exchange-Traded Fund

As a result, NYSE Arca suspended trading in the shares of the Funds before the opening of business on July 25, 2008. All shareholders remaining on July 31, 2008, will receive cash equal to the amount of the net asset value of their shares as of July 31, 2008, which will incude any capital gains and dividends. Fund shareholders remaining on July 31, 2008 will not incur transaction fees to sell their shares. Other costs of the closing of the Funds will be borne by XShares Advisors.